FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 18, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – Brasil Foods S.A.

CNPJ 01.838.723/0001-27

A Publicly Trade Company with Authorized Capital

Rua Jorge Tzachel, 475, Itajaí, SC

ANNOUNCEMENT TO THE MARKET

Pursuant to  CVM Instruction 358 of January 3 2002 and Paragraph 4, Article 157 of Law 6.404/76, BRF – Brasil Foods S.A. announces that it has today acquired the company, Heloísa Indústria e Comércio de Produtos Lácteos Ltda., with registered offices in the city of Terenos, state of Mato Grosso do Sul with address at Estrada de Acesso a Colônia Velha, km 0.5, Lot 01, Quadra 02, Zona Urbana, Núcleo Industrial, CEP 79190-000, enrolled in the corporate tax register (CNPJ/MF) under number 11.317.692/0001-12 and state of Mato Grosso do Sul enrollment number 283.560.819.

The total transaction amounts to R$ 122.5 million and includes investments in the acquisition of 100% stake and assumption of respective debt of the company. The company´s main operation involves the production of cheese, having other dairy products as well. Total processing capacity is 600 thousand liters of milk/day. This acquisition is aligned to the BRF’s long-term strategic plan for the dairy segment.

 São Paulo, November 18 2011

Leopoldo Viriato Saboya

Chief Financial, Administration

and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 18, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director